SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 261st MEETING OF THE FISCAL COUNCIL

HELD ON MARCH 25, 2026

1.              DATE, TIME AND PLACE: On March 25, 2026, at 04:0 p.m., pursuant to the call notice, via the Microsoft Teams Platform.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Ordinary Meeting convened pursuant to the Internal Regulations of the Fiscal Council of BRASKEM S.A. (“Braskem” or “Company”), with the attendance of all members of the Fiscal Council, as listed below. Also present were Mr./Ms. Decio Sbarai, Lilian Bruno, Clarisse Schlieckmann, Rodrigo Matuck, Naiara Assad, Artur Cordella, Rayane Castro, Larissa dos Santos and Fernanda Menegatti. The meeting was chaired by the Chairman of the Fiscal Council, Mr. Paulo Cicero Silva Neto, and Ms. Clarisse Schlieckmann served as Secretary.

3.              AGENDA: After due analysis of the subject on the agenda, which was previously forwarded to the members of the Fiscal Council and shall remain duly filed at the Company’s Governance Portal, the members of the Fiscal Council, within the attributions provided for by Federal Law No. 6,404/76, as amended (“Brazilian Corporate Law”), took notice and resolved on the following matter:

3.1.	REVIEW AND OPINION ON THE ANNUAL FINANCIAL STATEMENTS, MANAGEMENT REPORT AND ACCOUNTS OF THE OFFICERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025: After reviewing: (i) the Annual Management Report; (ii) the individual and consolidated Financial Statements and their respective Explanatory Notes related to the fiscal year ended December 31, 2025, prepared in accordance with accounting practices adopted in Brazil and based on International Financial Reporting Standards (IFRS) as issued by the IASB, to be filed with the Brazilian Securities and Exchange Commission (CVM), which reflect a net loss for the fiscal year ended December 31, 2025, as set forth in the Statement of Changes in Shareholders’ Equity, in the amount of R$ 9,879,465,238.91 (nine billion, eight hundred seventy-nine million, four hundred sixty-five thousand, two hundred thirty-eight reais and ninety-one centavos), to be fully recorded under the caption “Accumulated Losses” which now registers the amount of R$ 23,901,578,923.33 (twenty-three billion, nine hundred one million, five hundred seventy-eight thousand, nine hundred twenty-three reais and thirty-three centavos); and (iii) the opinion issued on this date by KPMG Independent Auditors, the members of the Board rendered a favorable opinion on the documents reviewed, as they believe such documents adequately reflect the Company’s financial position and equity, pursuant to the opinion set forth in Annex I.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel. (71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 261st MEETING OF THE FISCAL COUNCIL

HELD ON MARCH 25, 2026

4.              ADJOURNMENT: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up and, after having been read, discussed and found to be in order, were signed by all members of the Fiscal Council present, as well as by the Chairman and the Secretary.

São Paulo/SP, March 25, 2026.

Paulo Cicero Silva Neto Chairman Ana Patrícia Soares Nogueira Effective Member	Clarisse Schlieckmann Secretary Daniel André Stieler Effective Member
Gilberto Braga Effective Member	Mauricio Nogueira Effective Member

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel. (71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 261st MEETING OF THE FISCAL COUNCIL

HELD ON MARCH 25, 2026

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (CNPJ) No. 42.150.391/0001-70

ANNEX I

FISCAL COUNCIL’S REPORT

The members of the Fiscal Council of BRASKEM S.A. (“Company”), a publicly-held corporation registered with the Brazilian Securities and Exchange Commission (CVM), in the exercise of their legal and statutory duties, including those provided for in Law No. 6,404/1976 and in the applicable CVM regulations, carried out the examination of (i) the Annual Management Report; (ii) the Company’s Individual and Consolidated Financial Statements and the respective Company’s Explanatory Notes related to the fiscal year ended December 31, 2025, which reflect the loss recorded in the fiscal year, as shown in the statement of changes in shareholders’ equity, in the amount of R$ 9,879,465,238.91 (nine billion, eight hundred and seventy-nine million, four hundred and sixty-five thousand, two hundred and thirty-eight reais and ninety-one cents), which will be fully recorded under the caption “Accumulated Losses”, which will then reflect the amount of R$ 23,901,578,923.33 (twenty-three billion, nine hundred and one million, five hundred and seventy-eight thousand, nine hundred and twenty-three reais and thirty-three cents); and (iii) the report of KPMG Auditores Independentes (“KPMG”), issued on this date, which contains an emphasis paragraph regarding the existence of significant uncertainty related to the action plans that support the Company’s going-concern assumption, which was evaluated by the Fiscal Council together with the information provided by management regarding the measures adopted or underway concerning the matters described in such emphasis paragraph.

In the performance of its duties and based on the examinations carried out, on the information provided by management, and on the report of the independent auditors, the Fiscal Council, unanimously, expressed a favorable opinion with respect to the documents examined, understanding that they adequately reflect the Company’s financial and equity position and are fit to be (i) submitted to the resolution of the Annual General Shareholders’ Meeting and (ii) filed and disclosed in accordance with the applicable rules of the CVM and B3.

São Paulo/SP, March 25, 2026.

Paulo Cicero Silva Neto	Mauricio Nogueira
Chairman	Effective Member

Gilberto Braga	Ana Patrícia Soares Nogueira
Effective Member	Effective Member

Daniel André Stieler
Effective Member

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel. (71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.